FOR IMMEDIATE RELEASE

AutoChina International Reports 425.7% Increase in New Leases during 2013 Fourth Quarter, Announces Share Purchase by its Chairman and Chief Executive Officer

Shijiazhuang, Hebei Province, China – January 14, 2014 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today provided an operational update on the 2013 fourth quarter and announced that Honest Best Int’l Ltd., an entity owned by AutoChina’s founder, Chairman, and Chief Executive Officer, Mr. Yong Hui Li, recently purchased shares of the Company.

Fourth Quarter 2013 Business Update

The Company announced that it recorded 4,290 new leases of commercial vehicles (primarily Class 8 heavy trucks) as part of the Company’s sales-type leasing program in the fourth quarter of 2013, an increase of 425.7% from 816 vehicles leased in the fourth quarter of 2012. At December 31, 2013, the Company had 17,601 leased vehicles under its sales-type leasing program. In 2013, the Company recorded a total of 11,902 new leases, a 121.0% increase from 5,385 trucks leased in 2012.

Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 49,000 trucks.

During the 2013 fourth quarter, the Company established eight additional commercial vehicle financing and service centers, one in Liaoning province, two in Sichuan province, one in Jiangsu province, two in Yunnan province, and two in Zhejiang province. As of December 31, 2013, AutoChina operated 546 financing and service centers in 26 provinces.

Share Purchase by AutoChina’s Chairman and Chief Executive Officer

AutoChina also announced that Honest Best Int’l Ltd., an entity owned by Mr. Li, AutoChina’s founder, Chairman, and Chief Executive Officer, recently purchased 21,527 shares of AutoChina’s ordinary shares at an average price of $19.88 per share (an aggregate purchase price of $427,916.50) in the open market.

Because it is a foreign private issuer, AutoChina’s officers and directors are not required to file insider trading reports with the Securities and Exchange Commission. However, in accordance with its commitment to maintaining a policy of transparency with its shareholders, AutoChina’s policy is that any trading of the Company’s securities totaling $250,000 or more conducted by officers or directors during any five consecutive trading days must be disclosed by the Company within 48 hours via a press release.

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January 14, 2014

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li. As of December 31, 2013, the Company owned and operated 546 commercial vehicle financing centers in 26 provinces across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

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January 14, 2014

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Y. Sohn
(858) 997-0680 / jcwang@kywmall.com	Senior Associate
(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com